FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2015…...

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 2, 2015	….	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 114th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 114th Business Term (from January 1, 2014 to December 31, 2014).

The global economy in the current business term, contrary to the initial expectation that it would return to a full-fledged growth path led particularly by the U.S. and Japan, fell short of the expectation as a result of a series of unforeseen developments, such as the conflict between Russia and Ukraine and the Syrian crisis in the Middle East. According to the data published by the International Monetary Fund (IMF), the global economic growth was at the lowest rate since the Lehman’s collapse and the business environment in which we operated was particularly challenging.

Even under such circumstances, the Canon Group implemented various measures with concerted efforts in all aspects of our business including development, production and sales. As a result, we not only maintained sales at about the same level as the previous term but also achieved profit growth for the second consecutive term.

For the term-end dividend, we will propose to pay 85.00 yen per share at the Ordinary General Meeting of Shareholders for the 114th Business Term. This is in appreciation for the ongoing support of our shareholders and for the purpose of realizing stable and proactive shareholder returns. Combined with the interim dividend (65.00 yen per share), dividends for this year will be 150.00 yen per share, up 20.00 yen from the 113th Business Term.

As for business conditions going forward, the global economy as a whole is expected to recover gradually, although the pace of recovery would vary depending on the country or region. In the 115th Business Term, which is the final year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” the Canon Group will make united efforts to improve our business results to return to the growth path and build a firm foundation toward further development in the future.

We look forward to your continued support and encouragement.

March, 2015

Index
NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 114TH BUSINESS TERM	P. 3

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS	P. 4
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 15
2. Shares of the Company	P. 30
3. Share Options of the Company	P. 31
4. Directors and Audit & Supervisory Board Members	P. 32
5. Accounting Auditor	P. 34
6. Systems for Ensuring Propriety of Operations	P. 35
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 37
Consolidated Statements of Income	P. 38
Consolidated Statement of Equity	P. 39
Notes to Consolidated Financial Statements	P. 40
FINANCIAL STATEMENTS
Balance Sheets	P. 42
Statements of Income	P. 43
Statement of Changes in Net Assets	P. 44
Notes to Non-Consolidated Financial Statements	P. 45
AUDIT REPORTS
ACCOUNTING AUDIT REPORT OF ACCOUNTING	P. 47
AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS
ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49
REFERENCE
Business Topics	P. 50
CSR Initiatives	P. 51
Notes	P. 53
Information on Share Handling Procedures	P. 53
Information on the Company’s Investor Relations Website	P. 54
The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 2, 2015
TO OUR SHAREHOLDERS
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

         NOTICE OF CONVOCATION

        OF

        THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 114TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 114th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 13-14). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 26 (Thursday), 2015 (Japan time).

1. DATE AND TIME:	March 27 (Friday), 2015 at 10:00 a.m. (Japan time)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
Matters to be Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 114th Business Term (from January 1, 2014 to December 31, 2014), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 114th Business Term (from January 1, 2014 to December 31, 2014).
Matters to be Resolved upon:
Propositions:

Item No.1 -	Dividend from Surplus

Item No.2 -	Partial Amendment to the Articles of Incorporation

Item No.3 -	Election of Seventeen Directors

Item No.4 -	Election of Two Audit & Supervisory Board Members

Item No.5 -	Grant of Bonus to Directors

• It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

• Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

• Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (http://www.canon.com/ir/).

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to return profit stably and proactively to shareholders as primarily dividends after comprehensively considering the medium-term profit outlook, future investment plans, and cash flows, etc.

Through efforts to strengthen product competitiveness and its financial position, the Company has achieved an increase in profit for two consecutive business terms amid a challenging business environment. Comprehensively considering this along with the above basic policy, we propose a term-end dividend of 85.00 yen per share, as follows.

As we have already paid an interim dividend of 65.00 yen per share, the full-year dividend will be 150.00 yen per share, which is an increase of 20.00 yen compared with the previous business term.

 Type of dividend	Cash
‚ Matters concerning allocation of dividend and its total amount	85.00 yen per one common share of the Company Total amount of dividend 92,805,705,295 yen
ƒ Effective date of the dividend from surplus	March 30, 2015

Item No.2: Partial Amendment to the Articles of Incorporation

1. Reasons for Amendment

Taking into consideration the popularization of the Internet, the Company plans to change its means of giving public notices to an electronic means to make it more convenient to read the public notices, and also provide the means of giving notice under circumstances where the Company is unable to give an electronic public notice because of any unavoidable reason.

2. Substance of Amendment
The substance of the amendment is as follows:

(The amended parts are underlined)

Current Articles of Incorporation		Proposed Amendment

Chapter I. General Provisions		Chapter I. General Provisions

Article 1.		Article 1.
-	(Text omitted)	-	(Same as present text)
Article 4.		Article 4.

Method of Giving Public Notice Article 5. Public notices of the Company shall be given in the Nikkei.

Method of Giving Public Notice

Article 5. Public notices of the Company shall be given by electronic means; provided, however, that if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

Item No.3: Election of Seventeen Directors

The term of offices of all of the nineteen Directors will expire at the end of this Meeting. We would like you to elect seventeen Directors.

The candidates for the Directors are as follows:

Brief personal record, position, business in charge and important concurrent posts

As of

Apr.  1961: Entered the Company

Mar. 1981: Director

Mar. 1985: Managing Director

Mar. 1989: Senior Managing & Representative Director

Mar. 1993: Executive Vice President & Representative Director

Sep. 1995: President & CEO

Mar. 2006: Chairman, President & CEO

May 2006: Chairman & CEO

Mar. 2012: Chairman & CEO (present; English position name unchanged from “Chairman & CEO”)

(Important concurrent posts)

—Audit & Supervisory Board Member of The Yomiuri Shimbun

   Holdings

—Director of Japan Post Holdings Co., Ltd.

Fujio Mitarai

	Date of birth	Sep. 23, 1935
Number of the Company’s shares held
Candidate No. 1		117,723 shares

Brief personal record, position, business in charge and important concurrent posts

As of

Apr.  1964: Entered the Company

Mar. 1995: Director

Mar. 1997: Managing Director

Mar. 2001: Senior Managing Director

Mar. 2007: Executive Vice President & Director

Mar. 2008: Executive Vice President & CFO (present)

Apr.  2011: Group Executive of Finance & Accounting Headquarters (present)

Apr.  2012: Group Executive of Facilities Management Headquarters (present)

Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters (present)

Toshizo Tanaka

	Date of birth	Oct. 8, 1940

Number of the Company’s shares held
Candidate No. 2		21,710 shares

Brief personal record, position, business in charge and important concurrent posts
Yoroku Adachi

As of

Apr.  1970: Entered the Company

Mar. 2001: Director

Mar. 2005: Managing Director

Apr. 2005:  President & CEO of Canon U.S.A., Inc.

Mar. 2009: Senior Managing Director (present)

Apr. 2014:  Chairman & CEO of Canon U.S.A., Inc. (present)

	Date of birth	Jan. 11, 1948

Number of the Company’s shares held
Candidate No. 3		25,097 shares

Brief personal record, position, business in charge and important concurrent posts

As of

Apr. 1977: Entered the Company

Jan. 2002: Group Executive of Device Technology Development Headquarters

                  (present)

Mar. 2004: Director

Mar. 2007: Managing Director

Mar. 2011: Senior Managing Director (present)

Shigeyuki Matsumoto

	Date of birth	Nov. 15, 1950

Number of the Company’s shares held 24,652 shares
Candidate No. 4

Brief personal record, position, business in charge and important concurrent posts
As of Apr. 1972: Entered the Company Mar. 2003: Director Mar. 2008: Managing Director Mar. 2012: Senior Managing Director (present) Group Executive of Global Procurement Headquarters (present)

Toshio Homma

	Date of birth	Mar. 10, 1949

Number of the Company’s shares held 35,152 shares
Candidate No. 5

Brief personal record, position, business in charge and important concurrent posts

As of

Apr. 1973: Entered Canon Sales Co., Inc.

Apr. 2005: President & CEO of Canon (China) Co., Ltd. (present)

Mar. 2007: Director

Mar. 2010: Managing Director

Mar. 2014: Senior Managing Director (present)

Hideki Ozawa

	Date of birth	Apr. 28, 1950

Number of the Company’s shares held 17,550 shares
Candidate No. 6

Brief personal record, position, business in charge and important concurrent posts

As of

Apr. 1975: Entered the Company

Mar. 2007: Director

Apr. 2007: Chief Executive of Image Communication Products Operations

                  (present)

Mar. 2010: Managing Director

Mar. 2014: Senior Managing Director (present)

Masaya Maeda

	Date of birth	Oct. 17, 1952

Number of the Company’s shares held 12,500 shares
Candidate No. 7

Brief personal record, position, business in charge and important concurrent posts
Yasuhiro Tani

As of

Apr. 1980: Entered the Company

Jul.  2007: Group Executive of Platform Technology Development

Headquarters

Apr. 2008: Executive Officer

Mar. 2011: Director (present)

Jul.  2012: Group Executive of Digital System Technology Development

Headquarters (present)

	Date of birth	Jul. 30, 1956

Number of the Company’s shares held
Candidate No. 8		7,400 shares

Brief personal record, position, business in charge and important concurrent posts
Kenichi Nagasawa

As of

Apr. 1981: Entered the Company

Mar. 2010: Deputy Group Executive of Corporate Intellectual Property

and Legal Headquarters

Apr.  2010: Executive Officer

Group Executive of Corporate Intellectual Property

and Legal Headquarters (present)

Mar. 2012: Director (present)

	Date of birth	Jan. 31, 1959

Number of the Company’s shares held
Candidate No. 9		3,200 shares

Brief personal record, position, business in charge and important concurrent posts
Naoji Otsuka

As of

Apr. 1981: Entered the Company

Jan. 2010: Group Executive of Inkjet Products Development Group

Apr. 2011: Executive Officer

Deputy Chief Executive of Inkjet Products Operations

Mar. 2012: Director (present)

Chief Executive of Inkjet Products Operations (present)

	Date of birth	Apr. 24, 1958

Number of the Company’s shares held
Candidate No. 10		6,500 shares

Brief personal record, position, business in charge and important concurrent posts
Masanori Yamada

As of

Apr. 1981: Entered the Company

Apr. 2008: Executive Officer

Deputy Chief Executive of Office Imaging Products Operations

Apr. 2012: Senior Executive Officer

Jan. 2013: Group Executive of Network Visual Solution Business Promotion Headquarters (present)

Mar. 2013: Director (present)

	Date of birth	Jul. 3, 1954

Number of the Company’s shares held
Candidate No. 11		7,000 shares

Brief personal record, position, business in charge and important concurrent posts
Aitake Wakiya

As of

Apr. 1979: Entered the Company

Jan. 2010: Senior General Manager of Global Accounting Management

Center, Finance & Accounting Headquarters

Apr. 2011: Deputy Group Executive of Finance & Accounting Headquarters

(present)

Apr. 2012: Executive Officer

Mar. 2013: Director (present)

	Date of birth	Nov. 8, 1955

Number of the Company’s shares held
Candidate No. 12		5,400 shares

Brief personal record, position, business in charge and important concurrent posts
Akiyoshi Kimura

As of

Apr. 1980: Entered the Company

Jan. 2009: Group Executive of OIP Production System Group

Apr. 2011: Executive Officer

Deputy Chief Executive of Office Imaging Products Operations

Mar. 2014: Director (present)

Chief Executive of Office Imaging Products Operations (present)

	Date of birth	Jul. 19, 1956

Number of the Company’s shares held
Candidate No. 13		3,300 shares

Brief personal record, position, business in charge and important concurrent posts
Eiji Osanai

As of

Aug. 1983: Entered the Company

Jul. 2010: Senior General Manager of Production Engineering Research Laboratory

Apr. 2012: Executive Officer

Deputy Group Executive of Production Engineering Headquarters

Mar. 2014: Director (present)

Group Executive of Production Engineering Headquarters (present)

	Date of birth	Feb. 17, 1959

Number of the Company’s shares held
Candidate No. 14		2,600 shares

	Newly appointed		Brief personal record, position, business in charge and important concurrent posts
Masaaki Nakamura

As of

Apr. 1980: Entered the Company

Mar. 2008: Director of Oita Canon Inc.

Jan. 2013: Deputy Group Executive of Facilities Management Headquarters

Mar. 2014: Deputy Group Executive of Human Resources Management &

Organization Headquarters (present)

Apr. 2014: Executive Officer (present)

	Date of birth	Jul. 28, 1957

Number of the Company’s shares held
Candidate No. 15		1,279 shares

	Candidate for Outside Director	Brief personal record, position, business in charge and important concurrent posts
Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 400 shares

As of

Apr. 1969: Appointed as Public Prosecutor

Feb. 2003: Superintending Prosecutor of Takamatsu High Public

Prosecutors Office

Jun. 2004: Superintending Prosecutor of Hiroshima High Public

Prosecutors Office

Aug. 2005: Superintending Prosecutor of Osaka High Public

Prosecutors Office

May 2006: Retired from Superintending Prosecutor of Osaka High

                  Public Prosecutors Office

                  Qualified for attorney (present)

Jun. 2007: Audit & Supervisory Board Member of NICHIREI

CORPORATION (present)

Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd. (present)

Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD. (present)

Mar. 2014: Director (present)

(Important concurrent posts)

—Attorney

—Audit & Supervisory Board Member of NICHIREI CORPORATION

—Director of Sumitomo Osaka Cement Co., Ltd.

—Director of HEIWA REAL ESTATE CO., LTD.

Candidate No. 16

	Candidate for Outside Director		Brief personal record, position, business in charge and important concurrent posts
Haruhiko Kato

As of

Apr. 1975: Entered Ministry of Finance

Jul. 2007: Director-General of Tax Bureau, Ministry of Finance

Jul. 2009: Commissioner of National Tax Agency

Jul. 2010: Retired from Commissioner of National Tax Agency

Jan. 2011: Senior Managing Director of Japan Securities Depository

Center, Incorporated

Jun. 2011: President and Chief Executive Officer of Japan Securities

Depository Center, Incorporated (present)

Jun. 2013: Director of Toyota Motor Corporation (present)

Mar. 2014: Director (present)

(Important concurrent posts)

—Presidentand Chief Executive Officer of Japan Securities

  DepositoryCenter, Incorporated

—Director of Toyota Motor Corporation

	Date of birth	Jul. 21, 1952
Number of the Company’s shares held 0 shares
Candidate No. 17

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.	The reasons we have selected Mr. Kunitaro Saida and Mr. Haruhiko Kato as candidates for Outside Directors are as follows.
		(1)

The Company requests that Mr. Kunitaro Saida be elected as Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs.

		(2)

The Company requests that Mr. Haruhiko Kato be elected as Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency as well as his managerial experience as President of Japan Securities Depository Center, Incorporated.

	4.

At Sumitomo Osaka Cement Co., Ltd., where Mr. Kunitaro Saida serves as Outside Director, inappropriate accounting treatment in the settlement of accounts during the period from the first quarter of fiscal year ended March 31, 2010 through the second quarter of fiscal year ended March 31, 2012, was discovered, and the aforesaid company submitted amendment reports for Annual Securities Report, etc., issued a correction to the financial results report (Kessan Tanshin), and submitted a business improvement report to the Tokyo Stock Exchange. Mr. Kunitaro Saida regularly promotes awareness from the viewpoint of placing importance on compliance and internal controls, and with respect to the aforementioned matter, he was appointed as a member of the internal investigation committee where he proactively investigated the matter and advised from an independent standpoint on the proposals of measures to prevent recurrence. In addition, he expressed his opinion on corrective measures and measures to prevent recurrence such as strengthening measures.

5.

Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.

6.	Mr. Kunitaro Saida and Mr. Haruhiko Kato have served as Outside Directors of the Company for one year.
7.

The Company has entered into a contract with Mr. Kunitaro Saida and Mr. Haruhiko Kato limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should they be elected, the Company will continue the aforementioned contract with them.

8.

The Company has notified Mr. Kunitaro Saida and Mr. Haruhiko Kato as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected, the Company will continue to make both of them independent directors.

Additional Notes for English Translation:
1.	Mr. Fujio Mitarai has been a Representative Director since March 1989.
2.	Mr. Toshizo Tanaka has been a Representative Director since March 2008.

Item No.4: Election of Two Audit & Supervisory Board Members

Audit & Supervisory Board Member Mr. Kengo Uramoto will resign at the end of this Meeting and the term of office of Audit & Supervisory Board Member Mr. Tadashi Ohe will expire at the end of this Meeting. We would like you to elect two Audit & Supervisory Board Members.

The candidates for the Audit & Supervisory Board Members are as follows.

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

	Newly appointed		Brief personal record, position and important concurrent posts
Kazuto Ono

As of

Apr. 1980: Entered the Company

Jan. 2011: Senior General Manager of Global General Affairs Management Center

Mar. 2012: Group Executive of Human Resources Management & Organization Headquarters

Apr. 2012: Executive Officer

Mar. 2013: Director (present)

Mar. 2014: Group Executive of Corporate Planning Development Headquarters (present)

	Date of birth	Jul. 20, 1957

Number of the Company’s shares held
Candidate No. 1		3,700 shares

	Candidate for Outside Audit & Supervisory Board Member		Brief personal record, position and important concurrent posts
Tadashi Ohe

As of

Apr. 1969: Qualified for attorney (present)

Apr. 1989: Instructor for the Judicial Research and Training Institute (court representation in civil suits)

Mar. 1994: Audit & Supervisory Board Member (present)

Jun. 2004: Audit & Supervisory Board Member of Marui Group Co., Ltd. (present)

(Important concurrent posts)

—Attorney

—Audit & Supervisory Board Member of Marui Group Co., Ltd.

	Date of birth	May 20, 1944

Number of the Company’s shares held
Candidate No. 2		41,400 shares

Notes:	1.	None of the candidates for the Audit & Supervisory Board Members have any special interest in the Company.
	2.	Mr. Tadashi Ohe is a candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

The Company requests that Mr. Tadashi Ohe be elected as Outside Audit & Supervisory Board Member so that his wealth of experience and advanced expert knowledge, gained from his longstanding practice in corporate legal affairs as an attorney and his experience as a university professor specializing in legal research, may be utilized to monitor the overall management and to realize stricter propriety in auditing.

	4.

Although Mr. Tadashi Ohe does not hold experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member through his longstanding practice in corporate legal affairs as an attorney.

	5.	Mr. Tadashi Ohe has served as Audit & Supervisory Board Member of the Company for 21 years.
	6.

The Company has entered into a contract with Mr. Tadashi Ohe limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should he be elected, the Company will continue the aforementioned contract with him.

	7.

The Company has notified Mr. Tadashi Ohe as an independent auditor to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should he be elected, the Company will continue to make him independent auditor.

Item No.5: Grant of Bonus to Directors

It is proposed that bonus be granted to the seventeen Directors excluding Outside Directors as of the end of this term, in appreciation of their services during this business term, which totals 198,700,000 yen considering the business results for this business term and the members to be granted, etc.

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.

To Institutional Investors	The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

Items Required to be Agreed on for the Exercise of Voting Rights via the Internet
(1)

You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see “Specific Procedures to Exercise Your Voting Rights via the Internet” (1) below). Please note that you cannot exercise your voting rights via the Internet by a mobile phone.

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.
(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
Specific Procedures to Exercise Your Voting Rights via the Internet
(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com).
(2)

Enter the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form and click on the “Log-in” button. On the first time you log in, you must change your password when prompted for security reasons.

(3)	Exercise your voting rights by following the directions on the screen.
System Requirements
Personal Computer	Windows® computer
Browser	Microsoft® Internet Explorer 5.5 or higher
Internet Environment	Internet access such as through a contract with an Internet service provider
Monitor Resolution	1024×768 pixels or higher is recommended.

*Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being tampered with or wiretapped.

In addition, the “Code for the Exercise of Voting Rights” and the “Password” described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not make any inquiries regarding your “Password.”

For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial: Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free) Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law) BUSINESS REPORT (From January 1, 2014 to December 31, 2014) 1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

During the current business term, the global economy remained sluggish contrary to the initial expectation due to, among others, the severe cold weather in the U.S., the conflict between Russia and Ukraine and the Syrian crisis in the Middle East. The U.S. economy recovered steadily led by personal consumption in and after April, whereas the European economy continued to be sluggish and weak. The Chinese government shifted its policy significantly toward the promotion of stable growth, while the rate of economic growth in emerging markets such as Russia and Brazil generally slowed down mainly due to weak export caused by declining recourse prices and stagnant developed economies. In Japan, the excessive appreciation of the yen was corrected and stock

Office multifunction device

Retail store in U.K.

prices rose as a result of bold monetary policies, but the economy faltered in and after April due to the effect of the consumption tax rate hike and failed to recover from it by the end of this term.

Under this challenging business environment, the Canon Group, in the current business term, which is the fourth year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” aggressively implemented various measures including the creation of outstanding hit products of existing core businesses, thorough holistic development of global sales forces, and exploration for a new dimension of cost reductions under the basic policy of “Carry out further reforms in order to return to the growth track.”

In the office multifunction devices (MFDs) area, sales of color machines were strong as we introduced a new A4 color multifunction device product, which is a type of product for which the demand is increasing. In addition, the sales revenue from Océ, which focuses on high-speed continuous feed printers, grew steadily and sales of OEM-based laser printers were also solid. In the area of digital cameras, on the other hand, we suffered declines in the unit sales of both interchangeable lens cameras and compact cameras, despite efforts to expand sales of mainly new products. As for inkjet printers, while sales in the consumer products did not grow, sales of consumables and large-format printers were brisk. Unit sales of semiconductor lithography equipment and FPD (flat panel display) lithography equipment grew solidly reflecting the recovery of the market conditions in each segment.

    In addition to the above, we worked on the startup, expansion and development of new businesses. To this end, we carried out aggressive M&A activities. For example, as part of the efforts to accelerate the development of next-generation semiconductor lithography equipment, we included Molecular Imprints, Inc., which has the nanoimprint technology that can realize highly precise nano-processing, in the Canon Group as our wholly-owned subsidiary and renamed it to Canon Nanotechnologies, Inc. In order to strengthen our network camera system business,

Car design using MR system

Research and development for next-generation semiconductor lithography equipment we also acquired Milestone Systems A/S, whose market share in the related software is among the highest in the world. Moreover, we focused on strengthening the business of the MR (Mixed Reality) system that combines real images and 3D-CG images as well as on the early startup of medical-related businesses such as DNA diagnostic systems and remote medical imaging services.

    As a result, regarding the earnings for the current business term, on a consolidated basis, we recorded net sales at about the same level as the previous term at 3,727.3 billion yen (down 0.1% from the previous term), income before income taxes of 383.2 billion yen (up 10.3%), and net income attributable to Canon Inc. of 254.8 billion yen (up 10.5%). In the challenging business environment, the Canon Group successfully achieved a growth in profits.

    On a non-consolidated basis, we recorded net sales of 2,084.2 billion yen (down 3.2%), ordinary profit of 249.3 billion yen (up 5.3%), and net income of 175.5 billion yen (up 3.0%).

Business Conditions by Operations

In the office MFDs area, we launched “C350/C250,” our first A4 color machines in the “imageRUNNER ADVANCE” series, which have been selling well since the launch particularly in the U.S. and Europe. With the addition of the new products, we can now offer even more fine-tuned office document

* Equipped with optional 3-cassette pedestal
Satera MF216n Business-use A4 monochrome laser multifunction device with high productivity of 23 pages per minute, enhanced environmental performance and superior user convenience.

imageRUNNER ADVANCE C350F

First A4 color multifunction device in imageRUNNER ADVANCE series. It has the same functions and user convenience as the A3 multifunction device and contributes to higher work efficiency through system linkage.

environment solutions, which is a major progress toward further sales expansion going forward. Sales of the “imageRUNNER ADVANCE C5200” series, A3 machines that had been popular in the market, were also solid. Although sales of monochrome machines struggled to expand, sales of color machines were generally strong. As a result, the overall sales revenues from office MFDs including monochrome and color machines outperformed the results of the previous term.

In the digital production printing systems area, we launched “C800/C700,” our first color machines targeting the light-production market in the “imagePRESS” series, which received a favorable reputation worldwide. Driven in part by these new products, sales of color machines expanded significantly and overall sales including monochrome machines also increased from the previous term.

Sales of Canon’s laser multifunction printers (MFPs) and laser printers for small to mid-sized businesses were solid supported by sales growth in Japan and the Americas.

In the area of OEM-brand laser multifunction printers and laser printers, amid the unfavorable economic conditions particularly in Europe, unit sales remained flat, but the sales revenue rose from the previous term helped by the growth of sales of high-end models.

As for high-speed continuous feed printers, which are covered by Océ, sales of the “Océ ColorStream 3000” series were strong.

As a result of the above, sales for this business unit increased by 3.9% on a consolidated basis and by 2.6% on a non-consolidated basis, both in comparison to the previous term.

imagePRESS C800/700

Color multifunction device that delivers high-quality printing through the use of new technology. Aimed at the light-production market, it offers consistently vivid colors even in mass volume printing, it supports various paper types, and it is well suited to a wide range of needs from commercial printing to in-company printing.

In the interchangeable lens digital cameras area, unit sales declined, partly due to generally challenging market conditions reflecting the weak economic conditions particularly in Europe and China. However, we maintained the No. 1 global share by expanding the product lineup, including the introduction of “EOS 7D Mark II” with an excellent high-speed continuous

EOS 7D Mark II

Flagship model equipped with APS-C-size CMOS sensor offering further enhancements in continuous shooting and AF functions.

CN7×17 KAS S

High-magnification zoom lens, compatible with large-sensor cameras used for broadcasting contents production and motion picture production. It is the first EF cinema lens to be equipped with a drive unit.

shooting capability and seven new interchangeable lenses and making aggressive sales promotion efforts. In the current term, cumulative production volume of interchangeable lenses for the “EOS” series since the commencement of production in 1987 reached 100 million for the first time in the world as interchangeable lenses for cameras.

Unit sales and the sales revenue of compact digital cameras declined as the overall market shrank, but the ratio of high value added products in the total sales increased.

Sales of digital cinema cameras were solid on the back of rapid changes in the market environment including the shift to 4K and more competition to lower prices.

Broadcast equipment delivered solid sales performance helped by sports-related demand as well as stable demand persisting particularly in emerging economies. Also, we introduced a zoom lens “CN7x17 KAS S” and received a good reputation in the market as it can be used for both broadcasting contents production and motion picture production while maintaining the existing compatibility with large-sensor 4K cameras.

In the area of inkjet printers, we introduced new products with improved interaction with mobile devices as well as models specifically targeting female customers, in addition to the launch of a new brand “MAXIFY” targeting business users, thereby responding to increasingly diverse demands. As the overall market is shrinking due to the slow recovery in the global economy, unit sales of inkjet printers decreased slightly, although the sales revenue from consumables increased from the previous term.

We achieved a solid increase in unit sales of large-format inkjet printers for commercial uses owing partly to the winning of business with major customers, which resulted in an increase in the sales revenue from consumables.

Nevertheless, since the decline in unit sales of digital cameras had a substantial impact, sales for this business unit decreased by 7.3% on a consolidated basis and by 12.3% on a non-consolidated basis, both in comparison to the previous term.

MAXIFY MB5300 series New brand of business-use inkjet printer that offers high productivity and delivers high-quality printing with newly developed all-color pigment ink suitable for business usage.

In relation to semiconductor lithography equipment, memory manufacturers maintained aggressive capital investment on the back of strong demand for mobile devices such as smartphones. As a result, unit sales of “FPA-5550iZ” and “FPA-6300ES6a” rose significantly.

FPA-6300ES6a

Semiconductor lithography equipment employing a KrF excimer laser. It realizes a high throughput rate of more than 200 wafers per hour at the industry’s highest level of overlay accuracy.

Network Camera System

Network cameras for monitoring capable of delivering full HD videos, including VB-H43, which delivers high image quality with reduced image data volume.

As for FPD lithography equipment, unit sales of the “MPAsp-H800” series and other products grew as capital investment for large-sized panels, particularly 4K displays, increased significantly.

In the area of medical equipment, the sales revenue from our mainstay digital radiography systems increased from the previous term owing to the expansion of sales of high value added products such as high-image-quality wireless models equipped with an X-ray automatic detection mode.

As for network cameras, we enhanced the product lineup by launching new products that are suitable for a variety of indoor environments such as offices and large stores to bolster our sales expansion efforts. As a result, the sales revenue increased significantly from the previous term. In addition, we acquired Denmark-based Milestone Systems A/S, one of the largest vendors of video management software in the world, in order to further strengthen this business.

Sales revenues from document scanners manufactured by Canon Electronics Inc. increased helped by brisk sales in emerging markets such as the Middle East, South America and India.

Sales of both semiconductor film deposition equipment manufactured by Canon ANELVA Corporation and organic LED (OLED) panel manufacturing equipment by Canon Tokki Corporation declined as capital investment by corporate customers failed to recover. On the other hand, FA systems and semiconductor manufacturing equipment by Canon Machinery Inc. performed well and the sales revenue increased.

As a result of the above, sales for this business unit increased by 6.4% on a consolidated basis and by 41.5% on a non-consolidated basis, both in comparison to the previous term.

CXDI-701C/G Wireless

Wireless digital radiography system that captures high-quality, high-resolution diagnostic images. It is equipped with X-ray auto detection feature and Canon proprietary X-ray flat-panel sensors of 125-micron pixel pitch.

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 182.3 billion yen (75.4 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term	Main facilities under construction for establishment / expansion as of the end of this term
Tamagawa Office of the Company:	Kawasaki Office of the Company:	Canon Ecology Industry Inc.:

New Administration and Development Building (Headquarters Operations) Location: Kawasaki-shi, Kanagawa Pref., Japan Date of Completion: November, 2014	New Administration and Development Building (Headquarters Operations) Location: Kawasaki-shi, Kanagawa Pref., Japan	New Production Base (Office Business Unit) Location: Bando-shi, Ibaraki Pref., Japan *To be leased to Canon Ecology Industry Inc. by the Company
	Canon Canada Inc.:	Toride Plant of the Company:
	New Headquarters (Headquarters Operations) Location: Ontario, Canada	New Manufacturing Training Center (Headquarters Operations) Location: Toride-shi, Ibaraki Pref., Japan

(3) Management Perspectives

As for the future of the global economy, although challenging conditions are expected to remain for some time in certain countries and regions, Canon anticipates sustained economic growth in countries such as the U.S. among developed countries, and India and ASEAN countries among emerging markets. Overall, the global economy is expected to gradually move toward stable growth.

Amid these conditions, the 115th Business Term is the final year of Phase IV of the “Excellent Global Corporation Plan” and the year in which the Canon EXPO will be held as the culmination of the efforts carried out during Phase IV. In addition to returning to a path of growth, Canon aims to bring Phase IV to a successful close, further reinforcing its business foundation to enable great strides beginning from next term. Toward this objective, Canon will undertake the following various measures.

Reinforcing Existing Businesses Through the Introduction of Innovative Products and Services

For MFDs and other office products, in addition to improving hardware performance, efforts will be made to build a framework that will enable Canon to provide a broad range of high-quality services as a one-stop shop. For cameras, efforts will be made to comprehensively enhance aspects such as image-quality, visual expression, and operability. At the same time, Canon will work to further strengthen the network capabilities of these products. Additionally, to facilitate Canon’s aim of becoming the all-around leader in printing, it will leverage its strength, derived from having prepared a broad lineup, spanning consumer printers to industrial printing. In the industrial equipment domain, Canon will devise and execute concrete plans to concentrate technologies and strengthen the competitiveness of Canon Group companies.

Expanding New and Future Businesses and Further Cultivating Technologies that will Pave the Way to the Future

Canon aims to produce next-generation semiconductor lithography equipment in volume by strengthening nanoimprint technology that realizes further reduction in process geometries. In the area of network camera systems, Canon will work to enhance its product lineup and develop solutions that address customer needs. With regard to the MR system, Canon will identify industries that can leverage the strength of this system, and will strive to make the system the de facto standard design tool in those industries. In the medical domain, Canon will accelerate development, focusing on promising themes such as photoacoustic tomography, which facilitates the viewing of vascular conditions in 3D. Canon will work to expand and steadily cultivate new businesses mainly targeting the B2B domain, such as Super Machine Vision, a system capable of high-accuracy three-dimensional recognition of objects for potential use in production sites, and 4K reference displays.

Strengthening Global Sales Forces Through Unified Effort Between Product Operations and Sales Companies

In developed countries, Canon aims to gain share in both the consumer and office products domains. In the consumer products domain, Canon will address the popularity of online shopping and other trends that are contributing to the diversification of sales channels. In the office products domain, Canon will strengthen its response towards centralized procurement of office equipment by global corporations. In emerging markets, Canon will promote enhancement of its various sales networks and product lineup, in line with situations in each country and region.

Accelerating a New Dimension of Cost-reduction Activities

In the area of procurement, Canon aims to reduce total costs, further deploying measures focused on reducing costs from the stage of product development. In the prototyping process, Canon will create next-generation development methodologies, through such means as expanding the application of simulation technologies as well as employing 3D printing. In production, Canon will realize further cost reduction by expanding the application of automation equipment and taking measures aimed at the in-house production of molded parts and production equipment.

Building a Globally Optimized Production System

To maintain an optimized production system, Canon will take steps to revive domestic production, promoting measures such as automation and in-house production, while bringing its cost reduction structure to a whole new level. At the same time, Canon will promote localized production through the use of automation equipment in the U.S. and Europe.

In addition to these measures, Canon will promote other initiatives such as product quality reforms to win top customer approval, information security improvement, and human resource development.

(4) Status of Assets and Earnings

          Consolidated

	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)

Net Sales (100 millions of yen)	37,069	35,574	34,798	37,314	37,273

Income before Income Taxes (100 millions of yen)	3,929	3,745	3,426	3,476	3,832

Net Income Attributable to Canon Inc. (100 millions of yen)	2,466	2,486	2,246	2,305	2,548

Basic Net Income Attributable to Canon Inc. Stockholders Per Share (yen)	199.71	204.49	191.34	200.78	229.03

Total Assets (100 millions of yen)	39,838	39,307	39,555	42,427	44,606

Total Canon Inc. Stockholders’ Equity (100 millions of yen)	26,458	25,511	25,980	29,103	29,782

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. stockholders per share is calculated based on the weighted average number of outstanding shares during the term.

          Non-Consolidated

	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)

Net Sales (100 millions of yen)	23,338	21,778	21,297	21,527	20,842

Ordinary Profit (100 millions of yen)	2,747	2,821	2,357	2,367	2,493

Net Income (100 millions of yen)	1,525	1,732	1,576	1,704	1,755

Net Income Per Share (yen)	123.50	142.45	134.32	148.43	157.72

Total Assets (100 millions of yen)	26,034	25,116	23,370	23,859	23,157

Net Assets (100 millions of yen)	18,119	17,291	15,947	15,670	14,473

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

(5) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit	Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Production Printing Systems, High-Speed Continuous Feed Printers, Wide-Format Printers, Document Solution
Imaging System Business Unit	Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Inkjet Printers, Large-Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators
Industry and Others Business Unit	Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Digital Radiography Systems, Ophthalmic Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

(6) Employees

Consolidated
Number of Employees
191,889 persons	(Decrease of 2,262 persons from the previous term)

(Breakdown by Operation)

Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
109,294 persons	56,556 persons	15,993 persons	10,046 persons

Non-Consolidated
Number of Employees
26,409 persons	(Increase of 295 persons from the previous term)

(Breakdown by Operation)

Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
7,703 persons	6,410 persons	2,722 persons	9,574 persons

(7) Principal Subsidiaries

 Subsidiaries

Company Name	Capital Stock (millions of yen)	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969	55.4	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 (thousands of U.S.$)	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 (thousands of Euro)	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd	7,000 (thousands of Singapore $)	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 (thousands of U.S.$)	100.0	Manufacture of inkjet printers and laser printers

Note:	The ratios of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Europa N.V. are calculated together with the number of voting rights held by subsidiaries.

Consolidated Status

    The number of consolidated subsidiaries was 261, and the number of affiliated companies accounted for by the equity method was 7.

(8) Canon Group Global Network

Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.]	Canon Tokki Corporation [Niigata Pref.]	Marketing
Toride Plant [Ibaraki Pref.]		Canon Marketing Japan Inc. [Tokyo]
Fuji-Susono Research Park [Shizuoka Pref.]		Canon System & Support Inc. [Tokyo]
Yako Office [Kanagawa Pref.]		Canon IT Solutions Inc. [Tokyo]
Utsunomiya Office [Tochigi Pref.]		Canon Software Inc. [Tokyo]
Ami Plant [Ibaraki Pref.]

Major Overseas Bases

Americas	Asia, Oceania
Marketing	Marketing
Canon U.S.A., Inc. [U.S.A.]	Canon (China) Co., Ltd. [China]
Canon Latin America, Inc. [U.S.A.]	Canon Hongkong Co., Ltd. [Hong Kong]
Canon Canada Inc. [Canada]	Canon Korea Consumer Imaging Inc. [South Korea]
Canon Mexicana, S.de R.L. de C.V. [Mexico]	Canon Singapore Pte. Ltd. [Singapore]
Canon do Brasil Indústria e Comércio Limitada [Brazil]	Canon India Pvt. Ltd. [India]
Canon Chile, S.A. [Chile]	Canon Australia Pty. Ltd. [Australia]
Manufacturing	Manufacturing
Canon Virginia, Inc. [U.S.A.]	Canon Dalian Business Machines, Inc. [China]
Europe, Middle East, Africa	Canon Zhuhai, Inc. [China]
Marketing	Canon Zhongshan Business Machines Co., Ltd. [China]
Canon Europa N.V. [Netherlands]	Canon (Suzhou) Inc. [China]
Canon Europe Ltd. [U.K.]	Canon Inc., Taiwan [Taiwan]
Canon (UK) Ltd. [U.K.]	Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon France S.A.S. [France]	Canon Vietnam Co., Ltd. [Vietnam]
Canon Deutschland GmbH [Germany]	Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]
Canon Ru LLC [Russia]	R&D
Canon Middle East FZ-LLC [U.A.E.]	Canon Information Systems Research Australia Pty. Ltd. [Australia]
Canon South Africa Pty. Ltd. [South Africa]	R&D, Manufacturing and Marketing
Manufacturing	Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
R&D
Canon Research Centre France S.A.S. [France]
R&D, Manufacturing and Marketing
Océ Holding B.V. [Netherlands]	Note: Canon Latin America, Inc. was integrated into Canon U.S.A., Inc. on January 1, 2015.

2. Shares of the Company

Number of Shares Issuable    3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	248,804	Increase of 810	249,614

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	58,306	5.3
Japan Trustee Services Bank, Ltd. (Trust Account)	48,346	4.4
The Dai-ichi Life Insurance Company, Limited	37,416	3.4
Barclays Securities Japan Limited	30,228	2.8
Moxley and Co. LLC	26,572	2.4
Mizuho Bank, Ltd.	22,558	2.1
State Street Bank and Trust Company 505223	20,146	1.8
Nomura Securities Co., Ltd.	19,622	1.8
Sompo Japan Nipponkoa Insurance Inc.	17,439	1.6
State Street Bank and Trust Company 505225	16,565	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (241,931 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

3. Share Options of the Company

Share Options Issued as Stock Options

(i)    Share Options Held by the Directors and Audit & Supervisory Board Members of the Company as of the end of this term

Category	Round of Issuance	Number of Share Options (Exercise Price Per Share)	Class and Number of Shares to be Acquired	Exercise Period	Number of Holders
Directors	2nd Share Options	2,074 options (3,287 yen)	Common stock 207,400 shares	May 1, 2011 to April 30, 2015	11 persons
	3rd Share Options	2,790 options (4,573 yen)	Common stock 279,000 shares	May 1, 2012 to April 30, 2016	13 persons
	4th Share Options	3,080 options (3,990 yen)	Common stock 308,000 shares	May 1, 2013 to April 30, 2017	14 persons
Audit & Supervisory Board Members	3rd Share Options	120 options (4,573 yen)	Common stock 12,000 shares	May 1, 2012 to April 30, 2016	1 person
	4th Share Options	150 options (3,990 yen)	Common stock 15,000 shares	May 1, 2013 to April 30, 2017	1 person
Note:	The share options owned by the Audit & Supervisory Board Member were granted to him before he assumed the position of Audit & Supervisory Board Member.

(ii)  Issue Price of Share Options

No cash payment is required.

(iii)  Other Conditions for Exercise of Share Options

a.	One share option may not be exercised partially.
b.

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two years from the end of the Ordinary General Meeting of Shareholders at which the issuance of such share options was resolved.

c.

Holders of share options will be entitled to exercise their share options for two years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.
e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors meeting.

4. Directors and Audit & Supervisory Board Members (1) Directors and Audit & Supervisory Board Members
Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings, Director of Japan Post Holdings Co., Ltd.
Executive Vice President	Toshizo Tanaka	CFO
Group Executive of Finance & Accounting Headquarters, Group Executive of Facilities Management Headquarters, Group Executive of Human Resources Management & Organization Headquarters
Executive Vice President	Toshiaki Ikoma	CTO
Group Executive of Corporate R&D
Senior Managing Director	Yoroku Adachi	Chairman & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Senior Managing Director	Toshio Homma	Group Executive of Global Procurement Headquarters
Senior Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Senior Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	Yasuhiro Tani	Group Executive of Digital System Technology Development Headquarters
Director	Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal Headquarters
Director	Naoji Otsuka	Chief Executive of Inkjet Products Operations
Director	Masanori Yamada	Group Executive of Network Visual Solution Business Promotion Headquarters
Director	Aitake Wakiya	Deputy Group Executive of Finance & Accounting Headquarters
Director	Kazuto Ono	Group Executive of Corporate Planning Development Headquarters
Director	*Akiyoshi Kimura	Chief Executive of Office Imaging Products Operations
Director	*Eiji Osanai	Group Executive of Production Engineering Headquarters
Director	*Kunitaro Saida	Attorney, Audit & Supervisory Board Member of NICHIREI CORPORATION, Director of Sumitomo Osaka Cement Co., Ltd., Director of HEIWA REAL ESTATE CO., LTD.
Director	*Haruhiko Kato	President and Chief Executive Officer of Japan Securities Depository Center, Incorporated, Director of Toyota Motor Corporation
Audit & Supervisory Board Member	Kengo Uramoto	Audit & Supervisory Board Member of Canon Marketing Japan Inc.
Audit & Supervisory Board Member	*Makoto Araki	Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd.
Audit & Supervisory Board Member	*Osami Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Kuniyoshi Kitamura	Audit & Supervisory Board Member of Canon Marketing Japan Inc., Audit & Supervisory Board Member of Canon Electronics Inc.

Notes:	1.

Directors and Audit & Supervisory Board Members with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 113th Business Term held on March 28, 2014, and assumed their office.

	2.

Directors Mr. Kunitaro Saida and Mr. Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	3.

Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Osami Yoshida and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	4.	Audit & Supervisory Board Member Mr. Osami Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.

Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Directors	25 persons	1,174 million yen (including 36 million yen for 2 Outside Directors)
Audit & Supervisory Board Members	7 persons	104 million yen (including 56 million yen for 4 Outside Audit & Supervisory Board Members)

Notes:	1.

The above numbers of Directors and Audit & Supervisory Board Members respectively include 6 Directors and 2 Audit & Supervisory Board Members who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 113th Business Term held on March 28, 2014.

	2.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	3.	Directors’ remuneration and other amounts include accrued director’s bonuses for this term in the amount of 199 million yen.

(3) Outside Directors and Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Post and Canon Inc.

Name	Concurrent Post	Organization of Concurrent Post	Relation with Canon Inc.
Kunitaro Saida	Outside Audit & Supervisory Board Member	NICHIREI CORPORATION	No special relation
	Outside Director	Sumitomo Osaka Cement Co., Ltd.	No special relation
	Outside Director	HEIWA REAL ESTATE CO., LTD.	No special relation
Haruhiko Kato	President and Chief Executive Officer	Japan Securities Depository Center, Incorporated	No special relation
	Outside Director	Toyota Motor Corporation	No special relation
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
Kuniyoshi Kitamura	Outside Audit & Supervisory Board Member	Canon Marketing Japan Inc.	Subsidiary
	Outside Audit & Supervisory Board Member	Canon Electronics Inc.	Subsidiary

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director

Attended 14 out of 15 Board of Directors meetings held subsequent to his assumption of office in March 2014, and provided input based on his experience and insight in the legal profession when necessary.

Haruhiko Kato, Outside Director	Attended all 15 of Board of Directors meetings held subsequent to his assumption of office in March 2014, and provided input based on his experience and insight in public finance, etc. when necessary.
Tadashi Ohe, Outside Audit & Supervisory Board Member

Attended 17 out of 20 Board of Directors meetings and 19 out of 20 Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Osami Yoshida, Outside Audit & Supervisory Board Member

Attended 14 out of 15 Board of Directors meetings and all 15 of Audit & Supervisory Board meetings held subsequent to his assumption of office in March 2014, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura, Outside Audit & Supervisory Board Member	Attended 18 out of 20 of Board of Directors meetings and all 20 of the Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Remuneration and Other Amounts Received by Outside Directors and Outside Audit & Supervisory Board Members from the Company’s Subsidiaries

Remuneration and other amounts received during this term by Outside Audit & Supervisory Board Members from the Company’s subsidiaries for their services as Outside Audit & Supervisory Board Members amounted to 7 million yen.

5. Accounting Auditor

(1) Name of Accounting Auditor

   Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	524 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	940 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc. and Canon Singapore Pte. Ltd. are audited by Ernst & Young LLP, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

    The Audit & Supervisory Board, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

    In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Audit & Supervisory Board, or as requested by the Audit & Supervisory Board, not to reappoint the Accounting Auditor at a General Meeting of Shareholders.

6. Systems for Ensuring Propriety of Operations

  As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:

(1) System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation	(i)

Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)–a Canon universal principle dating back to the Company’s founding–the Company established the “Canon Group Code of Conduct” as a standard to which Directors, Executive Officers and employees must adhere when performing their work. A Committee that manages and oversees this code promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

	(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.
	(iii)	Each division establishes internal rules and guidelines to help ensure that Directors, Executive Officers and employees thoroughly understand the laws and regulations of Japan and other countries.
(iv)

The Company ensures Directors, Executive Officers and employees the implementation of the basic policy that provides not to have any relation with antisocial forces under any circumstances, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

	(v)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
	(vi)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.

(2) System for Maintaining and Managing Information Relating to the Performance of Duties by Directors	(i)

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

	(ii)	A system is established that enables Directors, Audit & Supervisory Board Members, and internal auditing to access this information anytime.

(3) Rules and Other Systems Regarding Management of Risk of Loss	(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.
(ii)

Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. These are all documented in writing, and the status of control activity is regularly confirmed to make risk management work effectively.

(iii)

A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety has been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

	(iv)	Wide-ranging audits of various types by internal auditing and promotion of the in-house hotline system are carried out for the early detection and resolution of risks.

(4) System for Assuring Directors’ Efficient Execution of Duties

(i)    The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors, Executive Officers and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)   Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5) System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries	(i) Based on the “Canon Group Code of Conduct,” the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.
(ii) Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to each company.
(iii) The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(iv) The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.

(6) Matters Regarding Employees Who Assist the Duties of Audit & Supervisory Board Members When Audit & Supervisory Board Members Request Assignment of Such Employees	(i) A division is established specifically to assist Audit & Supervisory Board Members with their duties. (ii) Full-time employees of a requisite number are assigned to the division.

(7) Matters Regarding Independence of the Employees in (6) Above From Directors	(i) The specific division is an organization independent of the Board of Directors.
(ii) Changes in the division’s personnel require the prior consent of the Audit & Supervisory Board.
(8) System for Directors and Employees to Report to Audit & Supervisory Board Members and System for Other Types of Reporting to Audit & Supervisory Board Members	(i) Directors promptly report to Audit & Supervisory Board Members matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)   Directors, Executive Officers and employees deliver reports periodically to Audit & Supervisory Board Members regarding matters Directors and the Audit & Supervisory Board Members have previously agreed upon in consultations.

(iii) Audit & Supervisory Board Members attend the Executive Committee and other important meetings.
(iv) An in-house hotline system is adopted to allow Audit & Supervisory Board Members to receive information from employees.
(9) Other Systems for Securing the Effectiveness of Auditing by Audit & Supervisory Board Members	(i) Audit & Supervisory Board Members periodically receive reports from accounting auditors.
(ii) The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Audit & Supervisory Board Members.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Millions of yen)

	As of Dec. 31, 2014	As of Dec. 31, 2013
ASSETS

Current assets:

Cash and cash equivalents	844,580	788,909

Short-term investments	71,863	47,914

Trade receivables, net	625,675	608,741

Inventories	528,167	553,773

Prepaid expenses and other current assets	321,648	286,605

Total current assets	2,391,933	2,285,942

Noncurrent receivables	29,785	19,276

Investments	65,176	70,358

Property, plant and equipment, net	1,269,529	1,278,730

Intangible assets, net	177,288	145,075

Other assets	526,907	443,329

Total assets	4,460,618	4,242,710

	As of Dec. 31, 2014		As of Dec. 31, 2013
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	1,018		1,299

Trade payables	310,214		307,157

Accrued income taxes	57,212		53,196

Accrued expenses	345,237		315,536

Other current liabilities	207,698		171,119

Total current liabilities	921,379		848,307

Long-term debt, excluding current installments	1,148		1,448

Accrued pension and severance cost	280,928		229,664

Other noncurrent liabilities	116,405		96,514

Total liabilities	1,319,860		1,175,933

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,563		402,029

Legal reserve	64,599		63,091

Retained earnings	3,320,392		3,212,692

Accumulated other comprehensive income (loss)	28,286		(80,646)

Treasury stock, at cost	(1,011,418)		(861,666)

[Treasury shares] (share)	[241,931,637	]	[196,764,060	]

Total Canon Inc. stockholders’ equity	2,978,184		2,910,262

Noncontrolling interests	162,574		156,515

Total equity	3,140,758		3,066,777

Total liabilities and equity	4,460,618		4,242,710

Consolidated Statements of Income

(Millions of yen)

	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013

Net sales	3,727,252	3,731,380

Cost of sales	1,865,780	1,932,959

Gross profit	1,861,472	1,798,421

Operating expenses:

Selling, general and administrative expenses	1,189,004	1,154,820

Research and development expenses	308,979	306,324

	1,497,983	1,461,144

Operating profit	363,489	337,277

Other income (deductions):

Interest and dividend income	7,906	6,579

Interest expense	(500)	(550)

Other, net	12,344	4,298

	19,750	10,327

Income before income taxes	383,239	347,604

Income taxes	118,000	108,088

Consolidated net income	265,239	239,516

Less: Net income attributable to noncontrolling interests	10,442	9,033

Net income attributable to Canon Inc.	254,797	230,483

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheets as of December 31, 2014>
1.	Allowance for doubtful receivables:	12,122 million yen
2.	Accumulated depreciation:	2,519,259 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Collateral assets:	1,326 million yen
5.	Guarantee obligations for bank loans:	8,951 million yen
<Note to Per Share Information as of December 31, 2014>
	Canon Inc. stockholders’ equity per share	2,727.69 yen

Note to Consolidated Statements of Income
<Note to Per Share Information for the year ended December 31, 2014>
Net income attributable to Canon Inc. stockholders per share
	Basic	229.03 yen
	Diluted	229.03 yen

Consolidated Statement of Equity

(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2013	174,762	402,029	63,091	3,212,692	(80,646)	(861,666)	2,910,262	156,515	3,066,777

Equity transactions with noncontrolling interests and other		(420)		216	(22)		(226)	(658)	(884)

Dividends paid to Canon Inc. stockholders				(145,790)			(145,790)		(145,790)

Dividends paid to noncontrolling interests								(2,949)	(2,949)

Transfers to legal reserve			1,508	(1,508)			-		-

Comprehensive income:

Net income				254,797			254,797	10,442	265,239

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					142,813		142,813	1,021	143,834

Net unrealized gains and losses on securities					2,301		2,301	223	2,524

Net gains and losses on derivative instruments					(195)		(195)	-	(195)

Pension liability adjustments					(35,965)		(35,965)	(2,020)	(37,985)

Total comprehensive income							363,751	9,666	373,417

Repurchase of treasury stock, net		(46)		(15)		(149,752)	(149,813)		(149,813)

Balance at December 31, 2014	174,762	401,563	64,599	3,320,392	28,286	(1,011,418)	2,978,184	162,574	3,140,758

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

   The number of consolidated subsidiaries was 261, and the number of affiliated companies accounted for by the equity method was 7.

2. Basis of Presentation

   The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of that paragraph.

3. Cash Equivalents

   All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

   Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

   Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

   Canon accounts for its debt and marketable equity securities as follows. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment

   Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

   Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years. Customer relationship is amortized principally by the declining-balance method over the period of five years.

9. Impairment of Long-Lived Assets

   Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

   An allowance for doubtful receivables is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(Accrued pension and severance cost)

   Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes Collected from Customers

   Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

   Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Stockholders Per Share

   Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2014, a major customer accounted for approximately 16% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship.

Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2014 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 1,164 million yen) as it was not practicable to estimate the fair value of such investments.

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	41,698	41,698	-
Long-term debt, including current portion	(2,163)	(2,146)	17
Foreign exchange contracts:
Assets	265	265	-
Liabilities	(11,167)	(11,167)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

FINANCIAL STATEMENTS

Balance Sheets
(Millions of yen)

	As of Dec. 31, 2014	As of Dec. 31, 2013
ASSETS
Current assets	1,024,511	1,074,602
Cash and deposits	34,362	34,054
Notes receivable	54	133
Accounts receivable	596,239	581,879
Short-term investments	54,740	100,660
Finished goods	74,751	91,423
Work in process	69,487	68,901
Raw materials and supplies	7,034	5,920
Deferred tax assets	14,943	16,686
Short-term loans receivable	84,464	94,379
Other current assets	88,523	80,633
Allowance for doubtful receivables	(86)	(66)
Fixed assets	1,291,169	1,311,290
Property, plant and equipment, net	666,588	685,526
Buildings	387,354	403,330
Machinery	71,008	71,301
Vehicles	97	149
Tools and equipment	16,399	17,459
Land	146,838	146,838
Construction in progress	44,892	46,449
Intangible fixed assets	31,152	30,955
Software	29,407	29,839
Other intangibles	1,745	1,116
Investments and other assets	593,429	594,809
Investment securities	34,306	44,244
Investments in affiliated companies	498,782	496,195
Long-term pre-paid expenses	6,953	7,924
Deferred tax assets-noncurrent	39,618	43,418
Guarantees	692	865
Other noncurrent assets	13,151	2,239
Allowance for doubtful receivables-noncurrent	(73)	(76)
Total assets	2,315,680	2,385,892

	As of Dec. 31, 2014	As of Dec. 31, 2013
LIABILITIES AND NET ASSETS
Current liabilities	828,622	776,965
Notes payable	646	1,018
Accounts payable	291,047	301,050
Short-term loans payable	365,441	322,653
Other payables	49,021	40,628
Accrued expenses	49,728	45,851
Accrued income taxes	32,028	32,285
Deposits	9,824	9,369
Accrued warranty expenses	2,622	1,487
Accrued bonuses for employees	4,476	4,549
Accrued directors’ bonuses	199	206
Other current liabilities	23,590	17,869
Noncurrent liabilities	39,736	41,897
Accrued pension and severance cost	34,690	35,044
Reserve for environmental provision	2,075	3,437
Accrued long service rewards for employees	1,304	1,442
Other noncurrent liabilities	1,667	1,974
Total liabilities	868,358	818,862
Stockholders’ equity	1,438,668	1,558,754
Common stock	174,762	174,762
Capital surplus	306,288	306,288
Additional paid-in capital	306,288	306,288
Retained earnings	1,969,036	1,939,370
Legal reserve	22,114	22,114
Other retained earnings	1,946,922	1,917,256
Reserve for special depreciation	341	294
Reserve for deferral of capital gain on property	3,693	3,369
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	692,960	663,665
Treasury stock	(1,011,418)	(861,666)
Valuation and translation adjustments	7,101	5,888
Net unrealized gains (losses) on securities	7,780	7,239
Net deferred profits (losses) on hedges	(679)	(1,351)
Subscription rights to shares	1,553	2,388
Total net assets	1,447,322	1,567,030
Total liabilities and net assets	2,315,680	2,385,892

Statements of Income

(Millions of yen)

	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013
Net sales	2,084,200	2,152,743

Cost of sales	1,441,204	1,510,014
Gross profit	642,996	642,729

Selling, general and administrative expenses	438,059	430,293
Operating profit	204,937	212,436
Other income	77,471	63,038

Interest income	734	959

Dividend income	36,103	18,495

Rental income	30,595	35,564

Foreign exchange income	3,237	259

Miscellaneous income	6,802	7,761

Other expenses	33,060	38,779

Interest expense	1,687	1,659

Depreciation of rental assets	27,961	32,556

Miscellaneous loss	3,412	4,564
Ordinary profit	249,348	236,695
Non-ordinary income	3,341	266

Gain on sales of fixed assets	226	178

Gain on sales of investment securities	2,327	28

Gain on reversal of subscription rights to shares	788	60

Non-ordinary loss	10,667	1,568

Loss on sales and disposal of fixed assets	1,935	1,568

Loss on liquidation of subsidiaries and affiliates	466	-

Loss on valuation of stocks of subsidiaries and affiliates	8,266	-
Income before income taxes	242,022	235,393

Income taxes - Current	61,762	62,366

- Deferred	4,789	2,644
Net income	175,471	170,383

Notes to Balance Sheets
<Notes to Balance Sheets as of December 31, 2014>
1.	Accumulated depreciation of property, plant and equipment
1,382,807 million yen
2.	Guarantees
	Mortgage bank loans for employees	5,904 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	721,631 million yen
	Payables	630,221 million yen
<Note to Per Share Information as of December 31, 2014>
	Net assets per share	1,324.17 yen

Notes to Statements of Income
<Note to Statements of Income for the year ended December 31, 2014>
Transactions with affiliated companies
	Sales	1,973,748 million yen
	Purchase	1,420,429 million yen
	Other transactions	82,324 million yen
<Note to Per Share Information for the year ended December 31, 2014>
	Net income per share	157.72 yen

Statement of Changes in Net Assets

(Millions of yen)

	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	294	3,369	1,249,928	663,665	(861,666)	1,558,754	7,239	(1,351)	2,388	1,567,030

Changes of items during the period

Transfer to reserve for special depreciation				148			(148)		-				-
Reversal of reserve for special depreciation				(101)			101		-				-
Transfer to reserve for deferral of capital gain on property					443		(443)		-				-
Reversal of reserve for deferral of capital gain on property					(119)		119		-				-
Dividends paid							(145,790)		(145,790)				(145,790)
Net income							175,471		175,471				175,471
Purchase of treasury stock								(150,039)	(150,039)				(150,039)
Disposal of treasury stock							(15)	287	272				272
Net changes of items other than stockholders’ equity									-	541	672	(835)	378
Total changes of items during the period	-	-	-	47	324	-	29,295	(149,752)	(120,086)	541	672	(835)	(119,708)
Balance at the end of current period	174,762	306,288	22,114	341	3,693	1,249,928	692,960	(1,011,418)	1,438,668	7,780	(679)	1,553	1,447,322

<Notes to Statement of Changes in Net Assets>
1.	Number of issued shares as of December 31, 2014 Common stock 1,333,763,464 shares
2.	Classes and shares of treasury stock

				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	196,764,060	45,236,142	68,565	241,931,637

(Reason for change)

The increase of 45,236,142 shares reflects the acquisition of 45,224,700 shares as approved by the resolution of the board of directors’ meeting, and the purchase of shares less-than-one-unit, 11,442 shares in total, requested by shareholders.

The decrease of 68,565 shares reflects the transfer of 67,200 shares due to the exercise of stock options which have vested, and the sale of shares less-than-one-unit, 1,365 shares in total, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 28, 2014 Ordinary general meeting of shareholders	Common stock	73,905	65.00	December 31, 2013	March 31, 2014
July 24, 2014 Board of directors’ meeting	Common stock	71,885	65.00	June 30, 2014	August 26, 2014

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend ( Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 27, 2015 Ordinary general meeting of shareholders	Common stock	92,806	Retained earnings	85.00	December 31, 2014	March 30, 2015

4. Number of treasury shares for exercisable stock options as of December 31, 2014            Common stock  1,861,800 shares

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2. Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by declining-balance method. For buildings (excluding fixtures) acquired on or after April 1,1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets----calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Deferred Charges----The items which can be deferred under the Corporation Law charged to operations as incurred.

5. Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables
----General accounts
Allowances are provided using a rate determined by past debt experience.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(7)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

6. Hedge Accounting

(1)	Hedge accounting----deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract) Hedged items----accounts receivables denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----as the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

7. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

<Change in Presentation>

Royalty income originally included in Other income was reclassified into Net sales this year and corresponding amount of last year has been reclassified to conform with current year presentation. The purpose of change is to more properly present the result of operations as the importance of royalty income is increasing.

<Notes to Deferred Income Tax>

1. Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)
Accrued pension and severance cost	20,807 million yen
Investments in subsidiaries	7,353 million yen
Loss on disposal and write-off of inventories	2,261 million yen
Outstanding enterprise tax	2,727 million yen
Depreciation of fixed assets in excess of limit	6,410 million yen
Loss on impairment of fixed assets	1,192 million yen
Excess in amortization of software	10,005 million yen
Amortization of deferred charges in excess of limit	6,465 million yen
Other	14,414 million yen
Subtotal deferred tax assets	71,634 million yen
Valuation reserve	(9,338) million yen
Total deferred tax assets	62,296 million yen
(Deferred tax liabilities)
Reserve for special depreciation	(184) million yen
Reserve for deferral of capital gain on property	(1,988) million yen
Other	(5,563) million yen
Total deferred tax liabilities	(7,735) million yen
Net deferred tax assets	54,561 million yen

2. Notes to Deferred Income Tax Accounting

With the promulgation of “Act for Partial Revision of Income Tax Act” (Act No.10 of 2014) on March 31, 2014, it was decided that the special corporate tax for funding the recovery from the disaster would be abolished from the business year starting on and after April 1, 2014. Accordingly, in respect to temporary difference which are expected to be settled in the business year starting on January 1, 2015, the effective statutory tax rate used for calculating deferred tax assets and liabilities is changed from conventional 38.0% to 35.0%. The effect this change has on our profits and losses is negligible.

<Notes to Transaction with Related Parties>

(Millions of yen)

Status	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2014
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	232,110	Accounts receivable	71,226
				Borrowings of funds	-	Short- term loans payable	50,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	162,154	Accounts payable	33,145
Subsidiary	Canon Finetech Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	1,900	Short- term loans payable	33,200
Subsidiary	Canon Chemicals Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	6,968	Short-term loans payable	24,656
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	516,674	Accounts receivable	150,759
				Borrowings of funds	-	Short- term loans payable	42,193
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	563,674	Accounts receivable	154,187
				Borrowings of funds	4,734	Short- term loans payable	69,250
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	254,434	Accounts receivable	73,597
				Borrowings of funds	-	Short- term loans payable	42,193
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	152,650	Accounts receivable	44,599
Subsidiary	Océ Holding B.V.	(Possession) Indirect: 100%	Development and production of the Company’s products	Lending of funds	(1,160)	Short- term loans receivable	28,517

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2014.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Inc., Canon Chemicals Inc., Canon U.S.A., Inc., Canon Europa N. V. and Canon Singapore Pte. Ltd. are intended to make best use of the funding in the Canon Group. Transaction amount shows net of loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 4)

The loan receivable to Océ Holding B.V. is intended to make best use of the funding in the Canon Group. Transaction amount shows net of loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 9, 2015
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa	Certified Public Accountant
Designated and Engagement Partner

Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner

Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2014 through December 31, 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2014.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 9, 2015
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa	Certified Public Accountant
Designated and Engagement Partner

Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner

Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 114th fiscal year from January 1, 2014 through December 31, 2014.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 114th fiscal year ended December 31, 2014 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 114th business term from January 1, 2014, to December 31, 2014, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1. Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. In addition, we periodically received reports regarding the status of establishment and operation from Directors, employees and others, requested explanations as necessary, and expressed opinions regarding the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations, both of which are described in the business report. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.

Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2. Audit Results

(1)    Results of Audit of Business Report and Other Relevant Documents

1.  We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

2.  We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

3.  We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.

(2)    Results of Audit of financial statements and the accompanying detailed statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)    Results of Audit of consolidated financial statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 9, 2015

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Kengo Uramoto

Audit & Supervisory Board Member     Makoto Araki

Audit & Supervisory Board Member     Tadashi Ohe

Audit & Supervisory Board Member     Osami Yoshida

Audit & Supervisory Board Member     Kuniyoshi Kitamura

Note:  Audit & Supervisory Board Members, Tadashi Ohe, Osami Yoshida and Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

Business Topics
“Eyes for Robots” to Control Industrial Robots
RV1100
3-D Machine Vision System

Canon entered the future-growth machine vision market with the launch of RV1100

3-D Machine Vision System, capable of high-speed, high-accuracy 3-D object recognition.

Used in combination with robot arms, the RV1100 improves production efficiency by facilitating the automatic high-speed supply of parts to factory assembly lines.

Canon launched the RV1100 3-D Machine Vision System and entered the machine vision market, which is expected to grow in the future.

This product takes the role of “eyes for robots” to control robot arms. It uses 3-D recognition of objects to enable robot arms to accurately pick up each of the items that have been randomly piled at production lines and supply them to the next production process.

The RV1100 3-D Machine Vision System is able to cut the time needed for initial registration of parts by automatically learning information on the shapes of parts. It also shortens work time through instant 3-D measuring of the positions and orientations of parts to be picked up.

This product employs 3-D recognition technology that has been newly developed based on the image recognition technology and information processing and optical technologies Canon has accumulated in its research and development for cameras and office equipment. Looking ahead, Canon aims to grow its business by also applying these technologies to automation in assembly and visual inspection operations.

CSR Initiatives

Canon Sponsors “Future Nadeshiko Project”

The “Future Nadeshiko Project” is promoted by Japan Football Association. As a partner in this project, Canon started sponsorship of “Canon Girls-eight,” an eight-player soccer tournament for under-twelve girls, and “Canon Girls Camp,” a girls players’ training camp.

The project aims to further develop women’s soccer by integrating girls soccer tournaments and training programs individually held in Japan and carrying out systematic programs for each generation. Through this sponsorship, Canon is supporting girls’ dreams of being future Nadeshiko by contributing to the establishment of a soccer environment providing a clear development pathway for elementary to junior-high age players.

Canon Receives Blood Donation Award

At the 50th National Convention on Blood Donation Promotion held in Nagoya City, Canon received an award for its activities to promote blood donation. The convention is held in each prefecture in turn to encourage people nationwide to donate blood. Awards are given to organizations for their cooperation in promoting blood donation and exemplary records of blood donation.

Canon has been cooperating with blood donation activities since 1965. For recognition of our efforts in carrying out blood donation at our group companies throughout the world, Canon received the “Showa Emperor Memorial Blood Donation Promotion Award,” which is awarded to organizations with an outstanding record in promoting the importance of blood donation.

 Canon Carries out Bee Conservation Activity in UK

Canon UK has taken a step to halt the decline in the bee population, a common issue around the world, by creating a good living environment for bees at the site of the UK office and opening the area to local beekeepers. This initiative has been covered on the internet and in local media, and has been recognized by an international environmental NGO.

* The placard held by the man in the picture reads: “In this area, flowers that provide a good living environment for bees are grown. This is to protect the declining bee population as part of the ‘bee protection program’”.

 Canon Carries out CSR Activities in South Africa

Canon South Africa is supporting activities of a non-profit organization aimed at promoting the widespread use of solar LED lighting in agricultural communities and homes without electricity in South Africa.

As part of these efforts, last year, Canon South Africa carried out a project in which it donated 10 solar LED lighting units for each sale of a product in the “imagePRESS” series digital production printing systems, and within one year, it was able to donate lights to 250 households.

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Method of public notice	Publication in The Nikkei
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo and New York
Securities code	7751

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)      The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts. (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)     The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

        (System of receiving dividends in the account registered for receipt of dividends)

iii)    The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank).

        (System of designating an account for each issue held)

*It is not possible to use method i) for shares that are managed in a special account.

*In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).